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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2002

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F /x/        Form 40-F / /

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes / /        No /x/

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:

A copy of the document re Interim dividend for the six months ended 30 June 2002 has been submitted to the UK Listing Authority for inspection at the UK Listing Authority's Document Viewing Facility.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 15 October 2002
PRUDENTIAL PUBLIC LIMITED COMPANY
	By:	/s/ JOHN PRICE John Price Deputy Group Secretary

        Document Re Interim Dividend for the six months ended 30 June 2002; Offer of Extra Shares instead of cash to be paid on 28 November 2002.

        A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
Tel. no. +44 (0)20 7676 1000

        (Documents will normally be available for inspection within six normal business hours of this notice being given).

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SIGNATURES